Filed pursuant to Rule
424(b)(3)
File No. 333-272231
APOLLO S3 PRIVATE MARKETS FUND (THE “FUND”)
SUPPLEMENT DATED FEBRUARY 12, 2026 TO THE
PROSPECTUS DATED AUGUST 1, 2025, AS AMENDED NOVEMBER 5, 2025
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with each applicable Prospectus (each, a “Prospectus”) and the Statement of Additional Information (the “SAI”) for Class I, Class S2 and Class I2 Shares of Apollo S3 Private Markets Fund, each dated August 1, 2025, as amended November 5, 2025. Unless otherwise indicated, all other information included in a Prospectus or the SAI that is not inconsistent with the information set forth in this Supplement remains unchanged. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meaning as in each Prospectus and/or SAI, as applicable. References herein to the “Fund,” “we,” “us,” or “our” refer to Apollo S3
Private
Markets Fund and its subsidiaries unless the context specifically requires otherwise.
Effective immediately, the following changes are made to each Prospectus and the SAI:
On February 12, 2026, the board of trustees of the Fund (the “Board”) appointed Sheryl Schwartz to the Board to serve as a Trustee (a “Trustee”), effective as of the close of business on February 12, 2026. Effective upon the appointment of Ms. Schwartz as a Trustee, the size of the Board was increased from five to six members. The Board also appointed Ms. Schwartz to the Audit Committee and the Governance Committee of the
Board.
The following replaces the third paragraph in the “Summary of Offering Terms – The Fund” section of each Prospectus and all similar disclosure in each Prospectus and the SAI
:
The business operations of the Fund are managed and supervised under the direction of the Fund’s Board of Trustees (the “Board” and each member of the Board, a “Trustee”), subject to the laws of the State of Delaware and the Fund’s Declaration of Trust. The Board is comprised of six Trustees, a majority of whom are not “interested persons” (as defined in the 1940 Act) of the Fund (“Independent Trustees”). The Board has overall responsibility for the management and supervision of the business operations of the Fund.
The following replaces the paragraph in the “Management of the Fund – Board of Trustees – The Role of the Board” section of each Prospectus and all similar disclosure in each Prospectus and the SAI
:
Overall responsibility for the Fund’s oversight rests with the Board. The Fund has entered into the Investment Advisory and Management Agreement with the Adviser, pursuant to which the Adviser manages the Fund on a day-to-day
basis. The Board is responsible for overseeing the Adviser and other service providers in the Fund’s operations in accordance with the provisions of the 1940 Act, the Fund’s bylaws and applicable provisions of state and other laws. The Board does not have responsibility for the day-to-day
management of the Fund, and its oversight role does not make the Board a guarantor of the Fund’s investments or activities. The Adviser keeps the Board well informed as to the Adviser’s activities on the Fund’s behalf and the Fund’s investment operations and provides the Board information with additional information as the Board may, from time to time, request. The Board is composed of six members, five of whom are Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.
The following replaces the corresponding paragraphs in the “Management of the Fund – Board of Trustees – Board Structure and Committees” section of each Prospectus and all similar disclosure in each Prospectus and the SAI:
A majority of the Fund’s Trustees are Independent Trustees and are not affiliated with the Adviser. The Board currently has two standing committees: an audit committee (the “Audit Committee”) and a governance committee (the “Governance Committee”).
Audit Committee.
The Audit Committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the Audit Committee. The primary function of the Audit Committee is to serve as an independent and objective party to assist the Board in selecting, engaging and discharging the independent accountants, reviewing the plans, scope and results of the audit engagement with the Fund’s independent accountants, approving professional services provided by the independent accountants (including compensation therefore), reviewing the independence of the independent accountants and reviewing the adequacy of the internal controls over financial reporting. The Audit Committee is presently composed of five persons, including Meredith Coffey, Christine Gallagher, Michael Porter, Carl J. Rickertsen and Sheryl Schwartz, all of whom are considered independent for purposes of the 1940 Act. Carl J. Rickertsen serves as the chair of the Audit Committee. The Board has determined that Sheryl Schwartz and Carl J. Rickertsen each qualify as an “audit committee financial expert” as defined in Item 3 of Form
N-CSR
under the 1940 Act. Each of the members of the Audit Committee is not an “interested person” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act.
A copy of the charter of the Audit Committee is available in print to any Shareholder who requests it.
Governance Committee.
The Governance Committee operates pursuant to a charter approved by the Board. The charter sets forth the responsibilities of the Governance Committee, including making nominations for the appointment or election of Independent Trustees, subject to the oversight of the Board. The Governance Committee consists of five persons, including Meredith Coffey, Christine Gallagher, Michael Porter, Carl J. Rickertsen and Sheryl Schwartz, all of whom are considered independent for purposes of the 1940 Act. Meredith Coffey serves as the chair of the Governance Committee. The Fund does not hold annual shareholder meetings. As such, the Governance Committee will not typically consider nominees recommended by security holders.

A copy of charter of the Governance Committee is available in print to any Shareholder who requests it.
The following row is added to the table in the “Management of the Fund – Board of Trustees – Independent Trustees” section of the SAI:

Name and Year of Birth	Position/Term of Office*	Principal Occupation During the Past Five Years	Number of Portfolios in Fund Complex** Overseen by Trustee	Other Directorships held by Trustee During Last Five Years
Sheryl Schwartz (1963)	Trustee since 2026	Chief Investment Officer of Alti Financial from November 2021 to 2025; Managing Director at Caspian Private Equity from 2013 to 2020.	3	Director, Cartesian Growth II from 2021 to present; Director, GAIA Reit 2023 to present.
The following is added to the “Management of the Fund – Biographical Information and Discussion of Experience and Qualifications of Trustees – Independent Trustees” section of the SAI:
Sheryl Schwartz.
Ms. Schwartz is a Trustee, a member of the Fund’s Audit Committee and a member of the Fund’s Governance Committee. Ms. Schwartz served as Chief Investment Officer of Alti Financial, a platform focused on democratizing private equity, from November 2021 until 2025. From 2013 to 2020, she was a Managing Director at Caspian Private Equity, where she managed an investment portfolio of private market investments of more than $3 billion. From 2010 to 2013, she was a Senior Managing Director at Perseus and Managing Director of Perseus Mezzanine Finance. From 1988 to 2010, Ms. Schwartz served as Managing Director of Alternative Investments at TIAA, a Fortune 100 diversified financial services firm, managing an investment portfolio of more than $13 billion. Ms. Schwartz is also a board member of Cartesian Growth II since 2021 and GAIA Reit since 2023 and other Apollo fund boards. In addition to her commercial activities, Ms. Schwartz also is an Adjunct Professor of Private Equity and Finance at the Fordham Gabelli School of Business, and a board member of the Women’s Association of Venture and Equity (WAVE)
since
2007. Ms. Schwartz received both her master’s in business administration and bachelor’s degree from New York University.
This Supplement, and each Prospectus and the SAI for Class
 I, Class
 S2 and Class
 I2 Shares dated August
 1, 2025, as amended November
 5, 2025, of the Fund provide relevant information for all shareholders. Each Prospectus and the SAI of the Fund have been filed with the U.S. Securities and Exchange Commission, and are incorporated by reference. These can be obtained without charge by calling the Fund at
1
-
212-515-3450
or by visiting
https://apollo.com/aspm
.
Investors Should Retain This Supplement for Future Reference